UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

September 2007 Up 13.8% Year over Year

Mexico City, October 8, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for September 2007 increased by 13.8% when compared to September 2006.

All figures in this announcement reflect comparisons between September 1 through September 30 2006 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	September 2006	September 2007	% Change
Cancún	180,921	212,441	17.4
Cozumel	4,296	3,523	(18.0)
Huatulco	17,602	15,627	(11.2)
Mérida	65,992	81,771	23.9
Minatitlán	13,953	14,424	3.4
Oaxaca	26,012	35,926	38.1
Tapachula	13,616	16,330	19.9
Veracruz	52,907	74,832	41.4
Villahermosa	54,417	67,217	23.5
Total Domestic	429,716	522,091	21.5

International
Airport	September 2006	September 2007	% Change
Cancún	386,070	407,463	5.5
Cozumel	11,245	13,954	24.1
Huatulco	1,570	1,503	(4.3)
Mérida	6,974	6,382	(8.5)
Minatitlán	289	355	22.8
Oaxaca	3,020	2,896	(4.1)
Tapachula	294	184	(37.4)
Veracruz	4,738	5,491	15.9
Villahermosa	3,213	3,635	13.1
Total International	417,413	441,863	5.9

Total
Airport	September 2006	September 2007	% Change
Cancún	566,991	619,904	9.3
Cozumel	15,541	17,477	12.5
Huatulco	19,172	17,130	(10.7)
Mérida	72,966	88,153	20.8
Minatitlán	14,242	14,779	3.8
Oaxaca	29,032	38,822	33.7
Tapachula	13,910	16,514	18.7
Veracruz	57,645	80,323	39.3
Villahermosa	57,630	70,852	22.9
ASUR Total	847,129	963,954	13.8

The large rise in the year-over-year comparison at Cozumel airport was mainly due to sharply reduced passenger traffic in September 2006 as a result of damage inflicted by Hurricanes Emily and Wilma, which hit the Yucatan Peninsula in September and October 2005 respectively. Although there has since been a substantial recovery, passenger traffic at Cozumel airport continues to be affected by the impact of Hurricane Wilma.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: October 8, 2007